UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 8)*

                      DAMEN FINANCIAL CORPORATION
-------------------------------------------------------------------------------
                            (Name of Issuer)

                    C/S, PAR VALUE OF $.01 PER SHARE
-------------------------------------------------------------------------------
                     (Title of Class of Securities)

                              235-906 104
-------------------------------------------------------------------------------
                             (CUSIP Number)


-------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                             April 3, 1997
-------------------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746 (12-91) Page 1 of 8

                                 SCHEDULE 13D

  CUSIP NO. 235906104                                        PAGE 2 OF 7 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JACKSON BLVD. EQUITIES, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [ ]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WORKING CAPITAL
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [ ]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             116,000
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          116,000
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      116,000
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.57%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (12-91) Page 2 of 8

                                 SCHEDULE 13D

  CUSIP NO. 235906104                                        PAGE 3 OF 7 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JACKSON BLVD. FUND, LTD.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [ ]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WORKING CAPITAL
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [ ]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             116,000
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          116,000
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      116,000
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.57%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (12-91) Page 3 of 8

                                 SCHEDULE 13D

  CUSIP NO. 235906104                                        PAGE 4 OF 7 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JACKSON BLVD. PARTNERS
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [ ]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WORKING CAPITAL
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [ ]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          246,400
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          246,400
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      246,400
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.589%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (12-91) Page 4 of 8

ITEM 1.  SECURITY AND ISSUER
         -------------------

     This Schedule 13D relates to the shares of common stock, par value $.01 pr share (the "Common Stock" or the "Shares"), of Damen Financial Corporation (the "Company"), with its principal executive offices located at 200 West Higgins Road, Schaumburg, IL 60195-3780.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

     This Schedule 13D is being filed by the following reporting persons:

     (i.)     Jackson Boulevard Fund, Ltd. (" Jackson Fund")
     (ii)     Jackson Boulevard Equities, L.P. ("Jackson Equity")
     (iii)     Jackson Boulevard Partners ("Jackson Partners")

     Jackson Fund, a corporation incorporated under the laws of the State of Illinois, is the sole general partner of Jackson Equity, a limited partnership organized under the laws of the state of Illinois. Jackson Equity is a private investment partnership engaged in the purchase and sale of securities for investment for its own account. Jackson Fund is in the business of serving as the general partner of Jackson Equity and other
investment partnerships.   Paul J. Duggan ("Duggan") is the sole stockholder
and an officer and director of Jackson Fund. The business address of Jackson Fund, Jackson Equity, and Jackson Partners is 53 West Jackson Boulevard, Suite 400, Chicago, IL 60604.

     Jackson Partners is an Illinois General Partnership. Paul J. Duggan is the managing general partner of Jackson Partners. Jackson Partners engages in the purchase and sales of securities for it's own account.

     Jackson Fund, Jackson Equity, and Jackson Partners have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), nor were either a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

     As of April 3, 1997, Jackson Equity was the owner of record and the beneficial owner of 116,000 shares. The source of funds used by Jackson Equity to purchase the shares was Jackson Equity's working capital. Jackson Equity, from time to time, borrows funds through customer margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Equity's obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Equity.

     Jackson Fund has a 3% ownership interest in the funds or property of Jackson Equity in addition to its interest as general partner of Jackson Equity. Duggan and his wife, Deborah Duggan ("Deborah"), have invested as limited partners in Jackson Equity.

     As of April 3, 1997, Jackson Partners was the owner of record and the beneficial owner of 246,400 shares. The source of funds used by Jackson Partners to purchase the shares was Jackson Partner's working capital. Jackson Partners, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Partners obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Partners.
Jackson Partners owns 2.7% of Jackson Equity as a Limited Partner. Duggan and Deborah are partners in Jackson Partners.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

     Jackson Equity and Jackson Partners are required to file this amendment because of the completion of a tender offer made by Damen Financial in the amount of 523,400 shares on April 3, 1997. This transaction reduced Damen Financial's shares outstanding to 3,246,720. The reduction in total shares outstanding had the effect of increasing the percentages owned by both Jackson Equity and Jackson Partners to 3.57% and 7.59%, respectively.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

     (a)     Number and Percentage
             ---------------------

          Jackson Equity beneficially owns 116,000 shares representing 3.57% of the outstanding shares. Jackson Fund beneficially owns 116,000 shares.

          Jackson Partners beneficially owns 246,400 shares representing 7.59% of the outstanding shares.

     (b)     Power to Vote/Dispose of Shares
             -------------------------------

          Jackson Equity does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Equity has the shared power to vote and the shared power to dispose of 116,000 shares.

          Jackson Fund (as the general partner of Jackson Equity) does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Fund has the shared power to vote and the shared power to dispose of 116,000 shares.

          Jackson Partners has the sole power to vote or to dispose of any of its shares.

     (c)     Transactions in the Last 60 Days
             --------------------------------

          The following table details the transactions by Jackson Equity and Jackson Partners within the 60 days period prior to the date of filing of this
Schedule 13D.

                                                    Type
     Seller         Date    Amount    Price    of Transaction
     ------         ----    ------    -----    --------------
Jackson Equity     2/18/97   1,000   $13.50    Sold over the
                   2/19/97   1,700   $13.375   counter

Jackson Partners   2/18/97   1,000   $13.375   Sold over the
                   2/19/97   3,400   $13.50    counter


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER
         ---------------------------

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

     None.

OTHER.  AGREEMENT REGARDING JOINT FILING
        --------------------------------

     The undersigned hereby agree that this statement on Schedule 13D relating to shares of Common Stock, $.01 par value, of Damen Financial Corporation, be, and any amendments to this Statement will be, filed on behalf of each of the undersigned.

                               SIGNATURES
                               ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 10, 1997


                         JACKSON BOULEVARD EQUITIES, L.P.

                         By:  JACKSON BOULEVARD FUND, LTD.,
                                 General Partner


                                By: /s/ Paul J. Duggan
                                    -------------------------
                                    Paul J. Duggan, President


                         JACKSON BOULEVARD FUND, LTD.


                                By: /s/ Paul J. Duggan
                                    -------------------------
                                    Paul J. Duggan, President



                         Jackson Boulevard Partners


                                By: /s/ Paul J. Duggan
                                    -------------------------
                                    Paul J. Duggan, President